Exhibit 99.77(d)


ITEM 77D - Policies with Respect to Security Investments
On September 6, 2012, the ING Value Choice Fund's ("Fund") Board of Trustees approved changes with respect to the Fund's principal investment strategies effective November 13, 2012. Effective November 13, 2012, the Fund's prospectus was restated as follows:

PRINCIPAL INVESTMENT STRATEGIES
Under normal market conditions, the Fund invests at least 80% of its net assets in equity securities of dividend paying, large-capitalization issuers.

Equity securities include common and preferred stocks, warrants, and convertible securities. The sub-adviser ("Sub-Adviser") defines large-capitalization companies as companies with market capitalizations that fall within the collective range of companies within the Russell 1000(R) Value Index ("Index") at the time of purchase. The market capitalization range will change with market conditions as the market capitalization range of the companies in the Index changes. The market capitalization of companies in the Index as of June 30, 2012 ranged from $670.9 million to $400.1 billion. The Fund may invest in foreign securities, including companies located in countries with emerging securities markets, when the Sub-Adviser believes they present attractive investment opportunities.

The Sub-Adviser seeks to construct a portfolio of securities with a dividend yield that exceeds the average dividend yield of the companies included in the Index. The Fund may invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act").

The Sub-Adviser uses a valuation-based screening process to assist in the selection of companies according to criteria which include the following:

o   an above-average dividend yield, and stability and growth of the dividend;

o market capitalization that is usually above $1 billion (although the Fund may also invest up to 20% of its assets in small- and mid-capitalization companies); and

o   the potential for growth of the dividend yield over several years.

The Sub-Adviser may from time to time select securities that do not meet all of these criteria. The Sub-Adviser then conducts intensive fundamental research on each company to evaluate its growth, profitability, and valuation characteristics.

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

The Fund may lend portfolio securities on a short-term or long-term basis, up to 33 1/3% of its assets.